Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Excerpt from transcript of presentation made by Mark McCollum of Halliburton Company at the Capital One Southcoast Energy Conference on December 10, 2014

Mark McCollum – December 10, 2014 Capital One Southcoast Energy Conference Transcript

Pierre Conner - Capital One Securities, Inc. - Analyst

I think I know most of the people here. My name is Pierre Connor. I run sales, research and trading for Capital One Securities.

Very pleased to be able to get off the Ninth Annual Capital One Securities Energy Conference. We have a great group of companies presenting. We have a great number of investors here.

But it’s important that we get the companies up and telling their stories. So first off very pleased to kick off this morning on the services side with Halliburton Company.

We have Mark McCollum, who is Executive Vice President and Chief Financial Officer. Also representing Halliburton with us we have Christian Garcia, the Senior Vice President and Chief Accounting Officer, and Scott Danby, IR Manager. And as I understand those are their old titles and they’ve got some new titles associated with recently announced agreement to acquire Baker Hughes.

Halliburton, as you know, the second-largest oilfield services company in the world, be closing the gap in a number and will be number one in a number of areas including directional drilling, chemicals, completion equipment and of course they will be growing the artificial lift business. Very pleased to turn it over to Halliburton and to Mark this morning and then I think we will have a breakout session after a 20 minute presentation in here. So with that, thank you so much for being here.

Mark McCollum - Halliburton Company - EVP & CFO

Thanks, Pierre. Good morning, everyone. Good to see you.

This will be I think the last time I will be presenting with this title at least for a few years. As of January 1 I will be becoming the Chief Integration Officer for the Baker Hughes merger and Christian Garcia will be stepping into my role to do my old CFO duties while we get the integration done over the next couple of years.

I’m going to spend part of my time this morning talking about the acquisition itself, some of the things we see in terms of synergy opportunities and the timeline that we see as we look forward. And then I will close out my remarks with some comments about the market outlook. I figure this is a good time to change over and hand this to Christian since everything is going up and to the right on the charts.

First of all just if you will take a look at our Safe Harbor statement. It’s a little bit more involved at this point because we are not just talking about Halliburton but also about Baker Hughes. But I just want to make sure that you know some of my statements today will be forward-looking statements about both our views as well as Baker Hughes’ views about future events and some of those involve risk and uncertainties that could cause our actual results to be different than what we talk about.

As we look at the transaction itself obviously as a management team and a Board we are incredibly excited about the opportunity. We think that Baker Hughes is an organization, a terrific organization, terrific people, a high-quality set of assets, great global footprint, incredible technologies and brands across their portfolio. And when we look at the organization itself as we spend sometime early in the integration discussions see that bringing the two companies together is very complementary in many ways.

Where we are strong they have needed some growth areas and where they have been particularly strong are areas that in our portfolio we have needed some help on it. As we look at this organization coming together we see this is going to be a much more diverse organization, much stronger across all of our market segments.

If you think about it across both a drilling, a valuation and the completion and production areas, what we will have is an organization, a product service line offering that is going to be best-in-class with scale to reach any customer around the world in any area that we operate. As we look at the synergies, we have talked about publicly that we see very clearly the opportunity to get nearly $2 billion of cost synergies out of this deal.

We think that there is much more to grab than just that and I will talk about that in just a second. But just the $2 billion is an incredibly actionable plan that we think can get this thing to being accretive on an EPS basis within two years after we close this deal and certainly cost, cash flow accretive in the first year.

And then as we think about it, and I will talk about this a little bit more, the pro forma capital structure as we move into this deal is going to continue to have a very strong investment-grade rating. They are in their current rating a little bit underlevered. The deal itself creates the opportunity to recapitalize the business in a way that will make sure that we have substantial flexibility to grow the business as we go forward.

And I want you to know from Dave Lesar and the Board and I that while there’s always a lot of questions when you step out to do a major M&A deal, transformational transaction, that this transaction very much it’s timing as well as the opportunity itself and how we evaluate it is very very consistent with our continued focus on returns. We are a returns-driven organization. Our compensation is returns-driven and we would not have done this deal, would not have suggested to do the deal, if we didn’t believe long term that it was going to be able to enhance our ability to generate returns for our shareholders on a larger platform.

So our commitment to efficiency in what we see still remains there and that is what we are going to be driving for. In the long term the thing that is probably most exciting to us is when you look at — often times you have mergers 1 plus 1 equals 1.5 or something and this isn’t even a 1 plus 1 equals 2 deal for us.

As we look at it, and while we are not looking at the deal just because we want to empire build and get larger in and of itself, one of the things that we always wrestle with in the market space is the notion that both entities on a relative basis to our larger competitor have a discounted multiple. And it is particularly poignant for us since we generate the highest returns in the industry over the last 5, 10, 3, pick a period, our highest returns, not just internal but a shareholder return on that side, yet continue to have the lowest multiples in the industry. And so as we look at the combined powerhouse, the ability to create the bellwether organization and then to continue to generate the returns that we have traditionally done, suggests to us that ultimately this could be a boon to shareholders because we believe that the combined entity should get a higher trading multiple over time.

From our standpoint as we look at it again it’s not creating just a larger company but we see this acquisition as accelerating our strategies across the various things that we’ve tried to do. In the unconventional solution space we believe that the ability to combine their drilling assets and the space in the industry allows us to continue to expand our footprint with our customers. But also as we see some of their assets on the completion side, we believe that the expansion of our efficiency model with the Battle Red and with the Frac of the Future and the Q10 pump design that we’ve introduced, we can demonstrate that that can work.

And there’s a huge amount of the synergies that are associated with bringing this through and for our customers being able to demonstrate to them that we can achieve across-the-board a lower cost per barrel for them as a result of the work that we do. We also believe that on a combination basis the drilling and the wire line that we can continue to enhance our ability to provide subsurface insight and expand our capabilities in that arena.

In the deepwater space of course the combined entity brings together a huge set of best-in-class technologies in the completion side as well as in the wireline, the high-pressure high temperature with the ability to integrate those technologies together in the deepwater space even though right now we see that as the marginal barrel. If we are looking at a period of time where lower commodity prices are going to be the norm it is going to be imperative for service companies to continue to drive out cost by introducing technologies that reduce the time that bits are spent on the bottom of the hole reducing rig days, all those kind of things. And the combined technologies that we have in their portfolio and ours, the ability to reduce reservoir uncertainty, to increase reliability, to decrease rig days, we think is going to be an incredibly powerful portfolio.

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Of course one of the things we’re most excited about is in the mature field space. I have been very vocal as I have talked to investors about the need for Halliburton to really become world-class in this mature field space; to have better capabilities in chemicals; to have better capabilities in artificial lift, particularly in electronic submersible pumps; and to be able to bring all of those assets together in a combined portfolio to project manage, to do these integrated asset management projects that we see not only active today but accelerating in a great fashion.

In a lower commodity price environment mature field projects, particularly in the NOC space internationally begin to high grade in their portfolio. And the ability for us to take a combined set of product service lines and to execute those projects on a more dedicated basis we think is going to be second to none in the industry itself.

And of course for us quite frankly from my perspective I see this as being able to gain a huge set of not just great assets but undermanaged assets. In terms of their return capabilities what we can do I believe is fundamentally increase an incredible platform to continue to deliver superior growth and returns for you the shareholders.

You have seen previous information about the synergies that we see in this transaction. We’ve targeted nearly $2 billion; this chart shows some of the percentages. I invite you to do a little bit of the math around what those percentages look like because as we talk about some of these areas and you begin to realize that we are not trying to be heroic in some way to say this is everything that is there in any way.

In fact what we are saying is pragmatically we can get to this. And we can do this in a fairly short order. About half of the synergies, about $1 billion relate to administrative synergies, areas such as R&D optimization.

We are out there spending both an equivalent of about $700 million, $800 million and a piece, all doing the same R&D efforts around sensing technologies and other drilling and wireline and reservoir characterization and all these different areas. If we synthesize that R&D spending to focus the efforts in the right areas, it not only gives us the ability to optimize that but also to dedicate some R&D space to other areas that the combined entities are not getting to today.

Real estate, we are in every location. In some places — Odessa — we actually share a fence line. We share a fence.

In many countries around the world we look out the window and we’re waving at the Baker guys next-door. The ability to bring real estate together is a significant savings for us.

And then other administrative and organizational capabilities. From my standpoint it’s not going to be easy but it is not like many deals.

We are both on SAP. We both use Hyperion.

Accenture built our back office, helped us in that regard. They outsourced to Accenture many of their back-office functions. And so there are lots of ways to start this from a more equal platform than you might consider.

In the operational area of course the ability to take what we call the best athlete from a product service line in North America and then either on their side or on our side into push our organizations together so that we’ve got the right management team, the right profit levels, is incredibly powerful. This chart basically is targeting about $600 million but if you just look at the marginal difference between the two businesses in North America, that’s $800 million opportunity in just pressure pumping alone. It could be as much as $1 billion.

Asset utilization, we see opportunities in that area in terms of improving the turns on their capital, particularly in the pressure pumping space. They have 25 days more working capital than we do. That’s roughly about $50 million a day of cash that is on the balance sheet that we have the ability to go get.

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And then one of the things that obviously we talk about, these are cost synergies, the revenue synergies around the ability to attack underserved markets. And when I think about underserved markets I’m not just thinking geographically but also areas where we have customer concentration but our product service line probably is underrepresented here.

And to be able to take the best-in-class and to go back out there and approach customers with the right tools, the right cost structure, we clearly believe creates opportunity to grow the top line as well when we bring these organizations together. So when we look at the synergies opportunities they are huge.

I’m sorry I didn’t talk about taxes. Their tax rate is about 600 basis points higher than ours is today. The ability to take what we have done in terms of getting our tax rate down and the strategic changes that we made to our business model and combine those two and capture that is outside of the pretax synergies, $200 million or $300 million of after-tax synergies that are available to us to go get over the next couple of years.

From a timeline standpoint obviously it is going to be a lot of work. Every day I wake up about 4:00 o’clock in the morning, I have been dreaming about things, all of the things that we’ve got to do and there’s one more thing that creeps on. But we are bucketing the process in a number of different ways.

The first area that obviously needs attention is the regulatory review process. That has already started in earnest. We have already met with the US, our lawyers in the EU this week, kicking that off.

The regulatory process has a fairly tight timeline. We will be pursuing to push that through as quickly as we can. We have announced the integration leadership.

I have had just a few days on the job. Belgacem Chariag, who is on the Baker Hughes side, is my counterpart.

We have also, believe it or not — you guys may remember Tim Probert. Tim Probert has dedicated part of his time to come back and consult with us in this integration process as he was on the Baker side as well as the Halliburton side and help me work through this.

But we are establishing our integration teams. We have a legal team. We will have teams ready to go in terms of dealing with other assets and so it is already working.

A lot of activity behind the scenes even today. Prior to the close, which right now we have to be able to get through the regulatory review and any kind of dispositions that are required out of that process before we can get to close. So there’s a fair amount of internal urgency around moving through that process. But we will complete those regulatory reviews.

The good news about having some time is that we will have the ability to develop a plan for integration in every single area, functional, operational, and have that ready to go before we even close the books. So we will have a day-two architecture, have identified the teams. We will have been able to communicate that to you as shareholders about who’s going to lead what parts of our business and get all of that planning ready to go so that on the day that we close we will begin to immediately begin to program manage that integration and the value capture related to the synergies that we’ve committed to the Street.

And so that execution to me, that’s where the most difficult heavy lifting will be post-close. The planning is one thing. The better we plan the better the execution will be, so that is my goal is to do that well.

We also — just one of the things to sort of keep in mind as you model what this deal will do — we will do our best within the confines of the regulatory process to give you more information as we go. But obviously just realize that there is going to be a lot of cash associated with this deal.

The deal itself has a high stock component but we have cash on our balance sheet today. They have cash on their balance sheet. We will both generate cash during the pendency of the transaction that we will be confined from being able to redeploy to shareholders except for dividends in this process.

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Also intend, once the smoke clears from the transaction itself — I’m sorry, we should also have cash from the divestitures that are required. Recognize that we got this set of assets for 8 times EBITDA. And I invite you to find another even major deal that has been done at 8 times EBITDA in the past 10 years.

As we go through the divestiture process then those cash proceeds will accumulate. And so right after the close we’re going to have a lot of cash and it is our intent to recapitalize the business in a way that probably increases the leverage a little bit from where we are on a combined basis and then redeploys that cash in a way that is effective to make sure that the business looks appropriate for where we are in the cycle as well as where the business should be on a combined basis going forward.

And it is obviously our intent to drive shareholder returns. It’s all in the name of trying to make sure that this thing is accretive as fast as possible and that we can maximize our returns to you over time as quickly as possible.

So let me spend my last couple of minutes just talking about the market outlook. I’d love to be able to come and say everything is going great and hand it over to Christian and say sayonara, I’m going to go into great.

But sort of a funny time to hand this thing off and so just briefly our head is not in the sand. There are things that are happening out there in the marketplace. As many of our peers have done we need to recalibrate not just as we go into 2015 but fourth quarter as well.

Let me spend a minute on fourth quarter. In terms of North America right now we have not seen any change in our business. It continues to — no operational impact; whether customers are working off drill but uncompleted inventories or whatever else, it continues to go.

Now having said that, given this point in the quarter we are seeing a bit more weather and holiday impact than we probably thought that we would be seeing. And so right now as we look at North America for the quarter we are anticipating basically flattish results in both in terms of revenue and operating income with the third quarter.

We had kind of hoped that it might be a little bit higher but it doesn’t, given the weather and holidays, it seems like that probably is a bridge too far. In the Eastern Hemisphere our Middle East/Asia business continues to really — it’s sort of the paradox, while the Middle East seems to be the nexus of our current woes in terms of dropping prices and production, activity in the Middle East continues to really ramp.

It is still on track to basically deliver sequential revenue growth in the high single digits and margins that are approaching the 20% level and it continues to have a very very good outlook. In the Eastern Hemisphere, though, we are starting to see headwinds in the Europe, Africa and Caspian regions. Some of those you’ve seen already.

Russian activity has been down either for the sanctions or the fact that the ruble is significantly under pressure and we are not immune to the fact that the ruble has been weakening. We are seeing deepwater basin activity in West Africa and in the North Sea beginning to curtail. Statoil has been curtailing for a while and they have continued to curtail through this quarter and we are beginning to see rigs lay down in the West Africa area.

And we are also continuing to see delays in the North Africa area in Algeria and others as projects get pushed off to the right. When you net everything out right now for the fourth quarter Eastern Hemisphere looks like it’s going to be flat sequentially on a revenue basis in our margins will be in the midteens. Typically we might see it up a little bit higher margins but because of the weakness in the Europe/Africa CIS, this looks like it’s going to be flat and in the midteens.

And then finally in Latin America, we have seen some activity. While it is a little bit different profile, seen some activity in year-end sales push out to the right.

I think people are sort of pulling in a little bit on some of the sales. We believe that sequential revenue growth will likely be just modestly higher, 1 to 2 percentage growth and then margins will be in the low double digit range.

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So not quite the improvement that we thought. It’s interesting that some of the initial impact has been more in the international area than it has been in North America. And I just think you sort of recognize that in a lower oil price environment there’s nowhere to hide; it is going to affect all markets equally, and North America will probably be adjusting as we go into 2015.

So as we look at that we recognize that there is going to be adjustments. There’s going to be rigs that are laid down. We don’t yet have a view.

The problem is that we still have customers who haven’t set their budgets. There’s a lot of uncertainty yet, so from our standpoint what we’re trying to do is just maintain optimal flexibility.

Our overall notion is that we are going to live within our cash flow. We’re going to trim the sales as hard as we can, maintain high levels of flexibility. From a cost standpoint we are already pulling in.

We are right now anticipating a restructuring charge in the quarter, probably to the tune of about $75 million as we trim out some headcount and activities around the world — as a just. Just basically remind you, we have been here before. It’s not our first rodeo.

We know how to do this and we firmly believe that Halliburton’s market position both in North America and increasingly in international puts us in a very very good spot. We are a low-cost service provider and we are very effective. Customers tend to high-grade to Halliburton if we’ve got time on our schedules to do work.

And so while we will adjust there will probably be some marginal adjustments. But one thing that I am not necessarily worried about in this environment right now is utilization, the ability to keep our assets working. This is a time if you have seen us in the past just like thinking like you we tend to see this as an opportunity, not as a problem.

So while we will make the right course corrections we are also going to be aggressive on a relative basis to grow our footprint. And the Baker transaction is just one of those types of actions.

So in summary, the planning is underway. I’m a busy guy and will be busier but internally both on the Halliburton and the Baker side I would tell you a high level of enthusiasm. There is not one individual that I have met in either organization that does not believe firmly in the common sense of this deal but also the synergy opportunities of bringing this together.

Everyone is very very excited about the combination. But we know we are going to have some headwinds during this planning process. We are just going to work through it and maintain our flexibility, and as always we are focused on returns and we are going to keep driving for that.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the integration of Halliburton and Baker Hughes, the strength of the combined company (including expected synergies and the costs and timing to obtain them), expectations regarding the accretiveness of the acquisition, capabilities and advantages of the combined company, whether the transaction will close and the expected timing thereof, whether all required regulatory clearances and approvals will be obtained, projected capital structure, expected fourth quarter 2014 operational results and restructuring charges are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

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Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton and/or Baker Hughes may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Halliburton and/or Baker Hughes may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Halliburton and/or Baker Hughes, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014, its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014 and September 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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